SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Nuo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	67059V100	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%
14	TYPE OF REPORTING PERSON* PN

(1) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Mgmt, L.P. is the general partner.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (2)
14	TYPE OF REPORTING PERSON* PN

(2) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Management Company, L.P. is the investment advisor.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,373,845 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,373,845 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,373,845 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (3)
14	TYPE OF REPORTING PERSON* PN

(3) Comprised of an aggregate of warrants to purchase 31,489,230 shares of common stock and an aggregate of 22,884,615 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap

SCHEDULE 13D
CUSIP No.	67059V100	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,185,942 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,185,942 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,185,942 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (4)
14	TYPE OF REPORTING PERSON* PN

(4) Comprised of an aggregate of warrants to purchase 28,484,788 shares of common stock and an aggregate of 20,701,154 shares of common stock underlying convertible notes held by Deerfield Private Design Fund II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,363,289 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,363,289 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,363,289 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (5)
14	TYPE OF REPORTING PERSON* PN

(5) Comprised of an aggregate of warrants to purchase 32,641,366 shares of common stock and an aggregate of 23,721,923 shares of common stock underlying convertible notes held by Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985% (6)
14	TYPE OF REPORTING PERSON* PN

(6) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No.	65481J109	Page 8 of 18 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iv) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (v) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Management, Deerfield Special Situations Fund,  Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nuo Therapeutics, Inc. Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Nuo Therapeutics, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is 209 Perry Parkway, Suite 1, Gaithersburg, MD 20877.

Item 2.	Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)
Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of each Fund and  Deerfield Management is the investment manager of each Fund.  Deerfield Special Situations Fund,  Deerfield Private Design II and Deerfield Private Design International II purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)
During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224. Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	65481J109	Page 9 of 18 Pages

(f)
Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Management are each organized under the laws of the State of Delaware. Deerfield Private Design International II is organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2014 (the “Initial Closing Date”), each Fund and Deerfield Special Situations International Master Fund, L.P. (“DSI” and together with the Funds, the “Initial Lenders”) entered into a Facility Agreement (the “Facility Agreement”) with the Company, pursuant to which the Initial Lenders agreed to provide the Company with a credit facility in an amount of up to $35 million.  On the Initial Closing Date, the Initial Lenders disbursed an aggregate of $9 million to the Company pursuant to the Facility Agreement in exchange for $9 million aggregate principal amount of the Notes (as defined in Item 6 below), which are convertible into an aggregate of 17,307,692 shares of Common Stock (based on a conversion price of $0.52 per share), and warrants to purchase up to 25,115,384 shares of Common Stock at an exercise price of $0.52 (such Notes and warrants, collectively, the “First Draw Securities”), in each case subject to the Ownership Cap (as defined below).  On June 25, 2014 (the “Second Closing Date”), the Initial Lenders disbursed an aggregate of $26 million to the Company pursuant to the Facility Agreement in exchange for $26 million aggregate principal amount of the Notes, which are convertible into an aggregate of 50,000,000 shares of Common Stock (based on a conversion price of $0.52 per share), and warrants to purchase up to 67,500,000 shares of the Company’s Common Stock at an exercise price of $0.52 per share (such Notes and warrants, collectively, the “Second Draw Securities” and together with the First Draw Securities, the “Facility Securities”), in each case subject to the Ownership Cap.  The $35 million loaned to the Company in exchange for the Facility Securities were allocated among the Funds as follows:

Deerfield Special Situations Fund*	$ 11,900,000
Deerfield Private Design II	$ 10,764,600
Deerfield Private Design International II	$ 12,335,400

*In connection with the consolidation of Deerfield Special Situations Fund and DSI, effective January 1, 2015, the assets of DSI (including the securities of the Company then held by DSI) were transferred to Deerfield Special Situations Fund and DSI ceased to be the beneficial owner of such securities.  The amount set forth above with respect to Deerfield Special Situations Fund includes DSI’s aggregate allocation of $5,331,200 of such loans prior to such consolidation.

CUSIP No.	65481J109	Page 10 of 18 Pages

In addition, on the Second Closing Date, the Company and the Initial Lenders amended the Facility Agreement with respect to the yield enhancement payment contemplated thereby.  Under such amendment, the yield enhancement payment, which represented a payment of 3% of the principal amount drawn under the facility, or approximately $1,050,000, was paid in 2,709,677 shares of Common Stock, based upon a price of $0.3875 per share.

The provisions of the warrants and convertible notes beneficially owned by the reporting persons restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”)

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes.

On August 13, 2015, the Company publicly disclosed that it anticipated that (i) as of September 1, 2015, it would not be able to satisfy provisions of the Facility Agreement that require it to maintain minimum cash balances of at least $5 million subject to a security interest of the Funds and (ii) it would be required to satisfy the $2.6 million interest payment due under the Notes on October 1, 2015 in cash rather than in Common Stock. The Company’s inability to either maintain sufficient cash balances or make the required interest payment when due, will result in a default under the Facility Agreement.

The Company also announced that it intends to engage in substantive discussions with the Funds to modify the Facility Agreement and to avoid the defaults described above, if possible.  The Funds are currently evaluating their options with respect to the Notes and intend to engage in such discussions with the Company with respect to the Facility Agreement and the Facility Securities.  It is anticipated that these discussions will include proposals with respect to potential modifications of, and/or waivers under, the Facility Agreement and the Facility Securities; exchanges of some or all of the Facility Securities for equity securities of the Company or other consideration; additional debt and/or equity investments by the Funds in the Company; the acquisition by the Funds (or affiliated entities) of assets of the Company (or economic interests therein); or a combination of the foregoing.   Such actions, if consummated, will likely have the effect of changing control of the Company.

There can be no assurance  that the Funds or the Company will agree to modify the Facility Agreement or the Facility Securities or otherwise pursue any potential transactions described above, or that the Funds will not declare an event of default under the Notes and Facility Agreement.  In the event the Company’s default under the Notes continues, the Funds may exercise their rights, and pursue remedies, available under the Facility Agreement, the Notes, the related security agreement or at law or in equity, including, without limitation, the right to accelerate the indebtedness under the Notes and to foreclose on the Company’s assets.

The exercise of the Funds’ rights under the Facility Agreement, Notes, Warrants or related security agreement, or any proposals or transactions that the Reporting Persons or their representatives may discuss with the Company may result in the actions specified in Items 4(a) through (j) of Schedule 13D, including, without limitation, the acquisition by the Funds of additional securities of the Company, the disposition by the Funds of securities, an extraordinary corporate transaction (such as a reorganization or liquidation), a sale of the Company’s assets or a substantial portion thereof, material changes in the Company’s present capitalization or other similar actions.

CUSIP No.	65481J109	Page 11 of 18 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

(1)           Deerfield Mgmt

Number of shares:	159,923,076 (comprised of shares underlying Notes and Warrants held by Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II)

Percentage of shares:	9.985%

(2)           Deerfield Management

Number of shares:	159,923,076 (comprised of shares underlying Notes and Warrants held by Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II))

Percentage of shares:	9.985%

(3)           Deerfield Special Situations Fund

Number of shares: 54,373,845
Percentage of shares: 9.985%

(4)           Deerfield Private Design II

Number of Shares:  49,185,942
Percentage of Shares:  9.985%

(5)           Deerfield Private Design International II

Number of Shares:  56,363,289
Percentage of Shares:  9.985%

(6)           Flynn

Number of shares:	159,923,076 (comprised of shares underlying Notes and Warrants held by Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II)

Percentage of shares:	9.985%

CUSIP No.	65481J109	Page 12 of 18 Pages

(b)

(1)           Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   159,923,076
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   159,923,076

(2)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  159,923,076
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  159,923,076

(3)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  54,373,845
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  54,373,845

 (4)           Deerfield Private Design II

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  49,185,942
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  49,185,942

(5)           Deerfield Private Design International II

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  56,363,289
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  56,363,289

(6)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  159,923,076
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  159,923,076

Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of each Fund.

CUSIP No.	65481J109	Page 13 of 18 Pages

(c)           No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Facility Agreement

Each Fund and the Company are parties to the Facility Agreement, dated as of March 31, 2014. Under the terms of the Facility Agreement the Initial Lenders agreed to provide the Company with a convertible credit facility (the “Facility”) in an amount up to $35 million which, in accordance with the Facility Agreement, was disbursed as follows: (i) the initial draw of $9 million of the Facility was disbursed upon execution of the Facility Agreement on March 31, 2014, and (ii) following the authorization by the Company’s shareholders to increase the authorized capital stock of the Company at a special meeting of the Company’s shareholders (the “Share Authorization Event”), the Company was required to draw and Deerfield was required to fund, the remaining $26 million of the Facility (the “Second Draw”). The Share Authorization Event and the Second Draw occurred on June 25, 2014.   Amounts payable by the Company under the Facility Agreement are due in full on March 31, 2019.

The Facility Agreement includes customary representations and warranties and covenants by the Company, including restrictions on the incurrence of additional indebtedness. Events of default under the Facility Agreement include, among others, failure by the Company to timely make payments due under the Facility; failure by the Company to comply with its covenants under the Facility Agreement, subject to a cure period with respect to most covenants; inaccuracies in representations and warranties of the Company; insolvency or bankruptcy-related events with respect to the Company; or the Company’s cash and cash equivalents and short-term and long-term marketable securities, as set forth on the Company’s balance sheet, being less than $5 million following the Second Draw.

5.75% Senior Secured Convertible Notes

Pursuant to the Facility Agreement, the Company issued to the Funds 5.75% senior secured convertible notes in the aggregate principal amount of $35 million (the “Notes”).  The Notes bear interest at a rate of 5.75% per annum, payable quarterly in arrears in cash or, at the Company’s election, registered shares of Common Stock, subject to certain conditions specified in the Notes, including, without limitation, the condition that no default under the Facility Agreement shall have occurred or be continuing.

CUSIP No.	65481J109	Page 14 of 18 Pages

Pursuant to the Notes, the Funds have the right, subject to the Ownership Cap, to convert the principal amount thereof into shares of Common Stock of the Company (“Conversion Shares”) at a per share price equal to $0.52. In addition, the Company granted to the Initial Lenders the option to require the Company to redeem up to 33.33% of the total amount drawn under the Facility Agreement together with any accrued and unpaid interest thereon, on each of the 2nd, 3rd and 4th anniversaries of the closing date (March 31, 2014), with the option right triggered upon the Company’s net revenues failing to equal or exceed the quarterly milestone amounts set forth in the Facility Agreement.  The Company also granted the Initial Lenders the option to require the Company to apply 35% of the proceeds received by the Company in equity-raising transaction(s) to redeem outstanding principal and interest of the Notes, provided that the first $10 million so raised by the Company will be exempt from this required redemption.  In addition, upon certain changes in control of the Company, the holder can elect to require the Company to redeem some or all of the Notes for cash in an amount equal to the Black-Scholes value of the Notes to be redeemed.

In addition, on the Initial Closing Date, the Company entered into a Security Agreement (the “Security Agreement”), which provides, among other things, that the Company’s obligations under the Notes will be secured by a first priority security interest, subject to customary permitted liens, on all assets of the Company. The Security Agreement also includes customary representations, warranties and covenants by the Company, and provides customary remedies to the Funds.

Warrants

In connection with the Facility Agreement and at the time of the Initial Draw, the Company agreed to issue to the Funds 25,115,384 warrants to purchase shares of Common Stock at the exercise price of $0.52 per share (the “Warrants”), subject to adjustments.  At the time of the Second Draw, the Company issued to the Initial Lenders an aggregate of 67,500,000 warrants to purchase shares of Common Stock at the exercise price of $0.52. The Warrants are exercisable for a period of seven years and are subject to the Ownership Cap.

The number of shares for which the Warrants are exercisable and the associated exercise prices are subject to certain adjustments as set forth in the Warrants. The holder has the right to net exercise any outstanding Warrants for shares of Common Stock. In addition, upon certain changes in control of the Company, to the extent the Warrants are not assumed by the acquiring entity, the holder can elect to receive, subject to certain limitations and assumptions, a number of shares of Common Stock or, in certain circumstances, cash equal to the Black-Scholes value of the outstanding Warrants.

Registration Rights Agreement

On the Initial Closing Date, the Company and the Initial Lenders also entered into a Registration Rights Agreement dated as of the same date (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement to register the resale of the shares of Common Stock issuable upon exercise or conversion of the Warrants and Notes.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of December 5, 2011 by and among the Reporting Persons.*

CUSIP No.	65481J109	Page 15 of 18 Pages

Exhibit 99.2
Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 with regard to Avalanche Biotechnologies, Inc. filed with the Commission on July 30, 2014 by Deerfield Mgmt, Deerfield Mgmt III, L.P.; Deerfield Management Company, L.P.; Deerfield International Limited; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations International Master Fund, L.P., Deerfield Private Design Fund II, L.P. and James E. Flynn).

Exhibit 99.3	Facility Agreement, dated March 31, 2014 (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2014).

Exhibit 99.4
First Amendment to Facility Agreement and Registration Rights Agreement, dated March 31, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 1, 2014).

Exhibit 99.5	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2014).

Exhibit 99.6	Registration Rights Agreement, dated March 31, 2014 (incorporated by reference to Exhibit 10.62 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2014).

Exhibit 99.7	Form of Warrant (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2014).

* Filed herewith.

CUSIP No.	65481J109	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2015

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

CUSIP No.	65481J109	Page 17 of 18 Pages

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name:   Jonathan Isler
Title:     Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

CUSIP No.	65481J109	Page 18 of 18 Pages

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital LLC.  The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations Fund,

Deerfield Private Design II and Deerfield Private Design International II

The general partner of Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II is Deerfield Mgmt.  The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.